Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110-1726 Tel. +1.617.341.7700 Fax: +1.617.341.7701 www.morganlewis.com

June 29, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, DC 20549
Attention: Alan Campbell and Celeste Murphy

Re:	Agile Therapeutics, Inc. Draft Registration Statement on Form S-1 Filed May 13, 2022 File No. 333-264960

Ladies and Gentlemen:

On behalf of Agile Therapeutics, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 20, 2022, relating to the Registration Statement on Form S-1 (SEC File No. 333-264960) (the “Registration Statement”) submitted to the Commission on May 13, 2022.

On behalf of the Company, we are concurrently filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amended Registration Statement”) which reflects changes made in response to the comments contained in the Staff’s Letter and certain other changes. We are providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and the Amended Registration Statement, including a version that is marked to show changes to the Registration Statement.

For the convenience of the Staff, the numbered paragraph below corresponds to the numbered comment in the Staff’s letter. The Staff’s comments are presented in italics and are followed by the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Registration Statement.

Abu Dhabi   Almaty   Beijing   Boston   Brussels   Century City   Chicago   Dallas   Dubai   Frankfurt   Hartford   Hong Kong   Houston   London   Los Angeles   Miami   Moscow   New York   Nur-Sultan   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Washington   Wilmington

U.S. Securities and Exchange Commission
June 29, 2022

Registration Statement on Form S-1

Cover Page

1.	When available, please revise your prospectus cover page to clarify the number of shares and warrants being offered.

Response:

The Company acknowledges the Staff’s comment has revised the disclosure on the cover page of the preliminary prospectus in the Amended Registration Statement to include the number of shares of and warrants being offered using an assumed public offering price of $1.27 per share. based upon the closing price of the Company’s common stock on the Nasdaq Stock Market on June 27, 2022. The Company will provide the final number of shares and warrants being offered in the final prospectus.

2.	Please revise your prospectus cover page to disclose the date on which the offering will terminate. For guidance, please refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page included in the Amended Registration Statement to uncheck the box indicating that the securities being registered in this offering are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

Use of Proceeds, page 14

3.	Please revise your Use of Proceeds section to show how the amount of proceeds will be allocated assuming different amounts of proceeds raised and the number of shares sold, for example 100%, 75%, 50% and 25% of the shares offered for sale in this offering.

Response:

The Company acknowledges the Staff’s comment and has revised its Use of Proceeds section in the Amended Registration Statement to show how the amount of proceeds raised and the number of shares sold will be allocated assuming different amounts of proceeds raised and the number of shares and warrants sold.

U.S. Securities and Exchange Commission
June 29, 2022

Exhibits

4.	Please file the placement agent agreement as an exhibit to your registration statement or advise.

Response:

The Company acknowledges the Staff’s comment and has filed the engagement agreement with the placement agent along with an amendment thereto as an exhibit to the Amended Registration Statement.

Sincerely,

/s/ Bryan S. Keighery

Bryan S. Keighery

cc:	Alan Campbell, U.S. Securities and Exchange Commission

Celeste Murphy, U.S. Securities and Exchange Commission